NEWALTA
Better ways to manage waste

05010562

SEC MAIL PROCESSING
RECEIVED
AUG 16 2005
WASH. D.C. 209 SECTION

August 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 3, 2005; and
2. Press Release dated August 4, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Acquisition of WasteCo Business

CALGARY, Alberta, Canada, August 3, 2005 – Newalta Income Fund ("Newalta") is pleased to announce the acquisition of the assets of WasteCo Environmental Services Ltd., a wholly owned subsidiary of Environmental Management Solutions Inc. (EMS.TO).

These operations, with 73 people, provide a broad range of oilfield and industrial waste management services which complement Newalta's existing operations. The acquisition broadens Newalta's service offering to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business includes three soil treatment operations, two transfer station facilities and two Class II industrial landfill operations located in Alberta, British Columbia and Saskatchewan.

The total purchase price for the acquisition was $7.1 million cash plus $0.5 million upon final verification of the July 31, 2005, work in progress. The acquired business has historically generated annual revenue of approximately $25 million.

"We welcome the 73 people to Newalta and look forward to their contribution to our continued success as we move forward with a total organization of almost 800 people," said Al Cadotte, the President and CEO of Newalta.

"We have completed three acquisitions in 2005 for a total of $20 million and our growth capital program of $30 million is proceeding as planned. These investments will drive profitable growth in the second half of 2005 as well as in 2006. We are pursuing additional acquisition opportunities to further enhance returns to our investors."

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 44 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services

industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund To Hold Second Quarter 2005 Conference Call

CALGARY, Alberta, Canada, August 4, 2005 – Newalta Income Fund ("Newalta") today announced that management will hold its quarterly conference call on Thursday, August 11, 2005, at 1:00 p.m. Eastern Time.

The call will be hosted by Al Cadotte, President and Chief Executive Officer; Ron Sifton, Senior Vice President, Finance and Chief Financial Officer; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 1-888-334-9269 or 416-695-9709. To access the simultaneous webcast, please visit www.newalta.com.

For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, August 18, 2005, by dialing 1-888-509-0081 or 416-695-5275.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 44 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com